UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 11 )*

                            nStor Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   67018N 10 8
                                 (CUSIP Number)

                                Mr. H. Irwin Levy
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (561) 641-3100
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 11, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 67018N 10 8                                          Page 2 of 6 Pages

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
           H. Irwin Levy
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  __
    2
                                                              (b)  x
---------- ---------------------------------------------------------------------
           SEC USE ONLY
    3
---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           PF
---------- ---------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) or 2(e)  __
---------- ---------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           U.S.A.
---------- ---------------------------------------------------------------------
                                  SOLE VOTING POWER
                            7
       Number of                  19,899,593
         Shares           ------- ----------------------------------------------
      Beneficially                SHARED VOTING POWER
         Owned by           8
         Each                     4,005,500
        Reporting         ------- ----------------------------------------------
         Person                   SOLE DISPOSITIVE POWER
          With              9

                                  19,899,593
                          ------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                     4,005,500
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           23,905,093
---------- ---------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12      CERTAIN SHARES  __
---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           16.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
                                                               Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6190 Corte Del Cedro, Carlsbad, California 92009.

Item 2.  Identity and Background.

(a)  Name: H. Irwin Levy

(b)  Business address: 100 Century Boulevard West Palm Beach, Florida 33417

(c)  Present principal occupation:

Mr. Levy is a private investor. He currently serves as Vice Chairman of the Board of Directors and Chief Executive Officer of the Company and as Chairman of the Board of several other corporations including MLL Corp. (through which he beneficially owns 2,894,573 shares of the Company's Common Stock) and Hilcoast Development Corp. (through which he beneficially owns 2,764,784 shares of the Company's Common Stock).

(d)  Criminal Proceedings:

During the past five (5) years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Civil Proceedings:

During the past five (5) years, Mr. Levy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

The transactions reported by Mr. Levy as described in Item 5 (c) were in the form of (i) an aggregate of 19,062,079 shares of the Company's Common Stock issued to Mr. Levy upon conversion of various classes of convertible preferred stock (including 8,309,552 shares of the Company's Common Stock issued to Mr. Levy as an inducement for converting the preferred stock previously owned by Mr. Levy or companies controlled by him and 1,658,064 shares for accrued but unpaid dividends owed to Mr. Levy or companies controlled by him), (ii) 750,000 shares of the Company's Common Stock issued to Mr. Levy in satisfaction of $300,000 owed to Mr. Levy by the Company, (iii) the sale of 876,316 shares of the Company's Common Stock in private transactions for $116,550, (iv) the expiration of an unexercised warrant to purchase 50,000 shares of the Company's Common Stock, and (v) the repurchase of 250,000 shares of the Company's Common Stock previously sold by Mr. Levy in February 2002 in a private transaction for $33,250.


Item 4.  Purpose of Transaction.

Purpose of the acquisition of the securities of the Company: Investment

(a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, the reporting person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.
(b)  None.
(c)  None.
(d)  None.
(e)  None.
(f)  None.
(g)  None.
(h)  None.
(i)  None.
(j)  None.


Item 5.  Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

(a) Mr. Levy is currently the beneficial owner of 23,905,093 shares of the Company's Common Stock representing 16.7% of the Company's Common Stock. Of these shares, (i) 17,278,236 shares of Common Stock are held directly by Mr. Levy including 4,000,000 shares owned by Mr. Levy's spouse and 5,500 shares owned jointly with Mr. Levy's spouse; (ii) 2,894,573 shares of Common Stock are held by MLL Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 2,639,784 shares of Common Stock are held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast"); (iv) 787,500 shares of Common Stock are issuable upon the conversion of currently exercisable warrants held by Mr. Levy; (v) 125,000 shares of Common Stock are issuable upon the exercise of currently exercisable warrants held by Hilcoast and (vi) 180,000 shares of Common Stock are issuable upon the exercise of currently exercisable stock options held by Mr. Levy.
(b) Mr. Levy has sole dispositive and voting power over 19,899,593 shares of the Company's Common Stock. Mr. Levy has shared dispositive and voting power over 4,005,500 shares of the Company's Common Stock.
(c) Since the most recent filing on Schedule 13D made by Mr. Levy for a November 5, 2001 event, Mr. Levy has effected the following transactions involving the Company's Common Stock:

     (i) Following stockholder approval at the Special Meeting of Stockholders held January 10, 2002, effective January 11, 2002, Mr. Levy received
          (i) 750,000 shares of the Company's Common Stock in satisfaction of $300,000 owed to Mr. Levy by the Company, and (ii) an aggregate of 19,062,079 shares of the Company's Common Stock issued to Mr. Levy upon conversion of various classes of convertible preferred stock (Series E, H and I) (including 8,309,552 shares of the Company's Common Stock issued to Mr. Levy as an inducement for converting the preferred stock previously owned by Mr. Levy or companies controlled by him and 1,658,064 shares issued to Mr. Levy for accrued but unpaid dividends owed to Mr. Levy or companies controlled by him). Of the 19,062,079 shares issued, Mr. Levy received 13,844,388 shares, MLL received 2,577,907 shares and Hilcoast received 2,639,784 shares. These transactions were reported on Mr. Levy's Form 4 for January 2002.
     (ii) On February 13, 2002, Mr. Levy sold 776,316 shares of the Company's Common Stock owned directly by Mr. Levy and 100,000 shares owned by MLL in private transactions for $116,550 or $.133 per share. These transactions were reported on Mr. Levy's Form 4 for February 2002.
     (iii)A warrant to purchase 50,000 shares of the Company's Common Stock which was held by Hilcoast expired without being exercised on June 8, 2002.
     (iv) Effective October 8, 2002, an option to purchase 20,000 shares of the Company's Common Stock became fully vested. The grant of this option was reported on Mr. Levy's Form 4 for October 2001.
     (v) On November 15, 2002, MLL repurchased in a private transaction 250,000 shares of the Company's Common Stock previously sold by Mr. Levy in February 2002 for $33,250 or $.133 per share. This transaction was reported on Mr. Levy's Form 4 for November 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

Item 7.  Material to be Filed as Exhibits.

        None



                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:     January 2, 2003

                                                 /s/ H. Irwin Levy
                                                 H. Irwin Levy